FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

The Flowr Corporation ("Flowr" or the "Company")
461 King Street W., Floor 2
Toronto, Ontario
M5V 1K4

Item 2	Date of Material Change

July 12, 2019.

Item 3	News Release

A news release was issued by the Company on July 15, 2019 and distributed through Globe Newswire and filed on SEDAR. A revised news release was issued by the Company on July 16, 2019 and distributed through Globe Newswire and filed on SEDAR.

Item 4	Summary of Material Change

On July 12, 2019, Flowr received a second site cultivation license from Health Canada for its Flowr Forest project. The Company has begun transplanting select cultivars and is on track for a first harvest in the fourth quarter of 2019. Flowr expects to produce approximately 10,000 kilograms per annum from Flowr Forest once fully optimized and operational.

On July 16, 2019, the Company revised its news release issued on July 15, 2019 to include preliminary financial results for the three months ended June 30, 2019. The Company's estimate of the revenue it expects to report for the three months ended June 30, 2019 is between $2.1 to $2.3 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On July 12, 2019, Flowr received a second site cultivation license from Health Canada for its Flowr Forest project. The Company has begun transplanting select cultivars and is on track for a first harvest in the fourth quarter of 2019. Flowr expects to produce approximately 10,000 kilograms per annum from Flowr Forest once fully optimized and operational.

Flowr Forest, located on the Company's Kelowna campus, has 42 greenhouses totaling 189,000 square feet situated within a total licensed outdoor grow area of more than 530,000 square feet. The outdoor cultivation area planted is expected to be 150,000 square feet and can be expanded to include an incremental 160,000 square feet. The Company in total has over 750,000 square feet dedicated to Flowr Forest's current and future operations and has a right of first refusal on an additional 850,000 square feet located immediately to the north and contiguous with the currently licensed area.

Once fully optimized and operational, the 10,000 kilograms per annum doubles the expected capacity of grow areas currently operating and/or under development at Flowr's Kelowna campus. The Company's Kelowna 1 indoor facility is expected to produce 10,000 kilograms per annum once construction is complete and the operation is fully optimized. The construction of the K1 Facility is on track for completion by the end of the third quarter of 2019.

Flowr expects that its dried flower products get sourced exclusively from the purpose-built indoor facilities in Kelowna, whereas cannabis cultivated within Flowr Forest is expected to support Flowr's forthcoming extract business. The Company expects its first new product launch from Flowr Forest to be a live resin vape offering.

Further, the Company's preliminary estimate of the revenue it expects to report for the three months ended June 30, 2019 is $2.1 to $2.3 million which represents the most current information available to management and does not present all necessary information for an understanding of the Company's financial condition as of, and the results of operations for the three months ended, June 30, 2019. The Company expects to report a net loss for the quarter ended June 30, 2019.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

	Contact:	Alexander Dann, Chief Financial Officer
Telephone: 1-877-356-9726
	Email:	swong@coregoldinc.com

Item 9	Date of Report

July 16, 2019.

Future-Oriented Financial Information

To the extent any forward-looking information in this material change report constitute future-oriented financial information or financial outlooks within the meaning of applicable securities laws, such information is being provided to demonstrate the potential financial performance of Flowr and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks.

Future-oriented financial information and financial outlooks (collectively, "FOFI"), as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under "Forward-Looking Information", a number of which are beyond the Company's control.

In addition, the following is a summary of the significant assumptions underlying the FOFI contained herein:

•	yield trends;
•	pricing for the Company's products;
•	future market demand trends;
•	gross profits for products;
•	inventory levels; and
•	operating cost estimates.

The FOFI do not purport to present the Company's financial condition in accordance with IFRS, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. It is expected that there will be differences between actual and forecasted results, and the differences may be material, including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI. The inclusion of the FOFI herein should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

Forward-Looking Information

This material change report includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the expected capacity at the Kelowna campus doubling, statements with respect to the K1 Facility, including its expected capacity and timing of completion or construction, Flowr's deep expertise in cultivating superior plants positioning it to produce exceptional flower for the use in extraction, Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and address specific patient needs in the medicinal market, the Company being on track for a first harvest from the Flowr Forest in the fourth quarter of 2019, Flowr producing approximately 10,000 kilograms per annum from the Flowr Forest when fully operational and optimized, the outdoor cultivation planted being 150,000 square feet and the ability to expand to an incremental 160,000 square feet, Flowr executing its expansion plan once the current platform of greenhouses and outdoor grow are fully operational, live resin vape offerings representing an ideal product to showcase Flowr's superior cultivation expertise and such offerings delivering consumers a similar experience, including taste and aroma associated with Flowr's dried flower products, Flowr producing from the Flowr Forest in 2019, working from a single location at the Kelowna Campus driving efficiency and optimization, dried flower products being sourced exclusively from Flowr's indoor facilities, cannabis cultivated within the Flowr Forest supporting Flowr's extract business, Flowr having an extract business, the licensing of Flowr Forest positioning the Company for a timely launch of its expanded recreational use product line, Flowr developing and commercializing a vape product that will compete in the premium segment of the market, Flowr investing in people, processes and infrastructure to deliver a live resin vape product that will meet the expectations of consumers, use of live resign vape products resulting in an end product that delivers consumers a similar experience, taste and aroma associated with Flowr's dried flower products, the Company's preliminary estimate of the revenue it expects to report for the three months ended June 30, 2019 and other factors. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Flowr's management and are based on assumptions and subject to risks and uncertainties. Although Flowr's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks associated with the Company not being able to double its capacity at the Kelowna campus (including not being able to achieve forecasted capacity at the K1 Facility or Flowr Forest), which could result in supply shortages and have a material impact on Flowr's financial results, the Company not having a first harvest from the Flowr Forest in the fourth quarter of 2019, which would delay commercial sales of products derived from the Flowr Forest, and thus impact Flowr's financial results, Flowr not being able to produce approximately 10,000 kilograms per annum from the Flowr Forest when fully operational and optimized, which would impact Flowr's capacity, financial results and operations, Flowr not being able to plant and cultivate 150,000 square feet, which could impact products being derived from the Flowr Forest, its business and/or its financial results, Flowr not having the ability to expand to an incremental 160,000 square feet, which would reduce Flowr's capacity, Flowr not being able to complete construction of the K1 Facility or any delay in construction, which would result in supply shortages and have a material adverse impact on Flowr's revenues, financial condition, business and operations, Flowr not being able to effectively grow cannabis outdoor given its limited experience in growing in greenhouses and/or outdoors, which could result in significant crop failures, losses and reduced profitability, Flowr not be able to execute its expansion plan once the current platform of greenhouses and outdoor grow are fully operational, which would impact Flowr's growth strategy, Flowr not being able to produce product from the Flowr Forest in 2019, which would impact its business, results of operations and financial results, and delay Flowr's entry into other form factor markets, the failure to drive efficiencies and optimization by working from a single location, which could impact Flowr's financial results and operations, Flowr not sourcing dried flower products exclusively from Flowr's indoor facilities, which could have a material impact on the quality of Flowr's products and its reputation, cannabis cultivated within the Flowr Forest not being able to support Flowr's extract business, thus reducing profitability for Flowr, Flowr not being able to execute on its planned extract business, which would impact Flowr's ability to compete in other form factor markets and reduce its probability and competitive edge, Flowr not being positioned for a timely launch of its expanded adult-use recreational product line, thus delaying entry into a new market and delaying sales from such market, Flowr not being able to develop and commercialize a vape product that will compete in the premium segment of the market, Flowr not investing in people, processes and infrastructure to deliver a live resin vape product that will meet the expectations of consumers, which could impact Flowr's ability to bring such products to the market, Flowr not being able to deliver live resin vape products resulting in an end product that delivers consumers a similar experience, taste and aroma associated with Flowr's dried flower products, or such live resin products not resulting in such experiences, Flowr's live resin product not having the features described herein, including the inability of such products to showcase Flowr's superior cultivation expertise or in delivering consumers a similar or desired experience associated with Flowr's dried flower products, the live resin product not representing an ideal product, the failure to commercialize such a product, which could have a material impact on Flowr's ability to capture market share in the other form factors market, which could materially adversely impact its financial condition, business and operations, Flowr not being able to get Flowr Forest fully operational or being delayed in getting it fully operational, the Company's revenue for the three months ended June 30, 2019 being materially different from the preliminary estimate contained herein, Flowr not being able to sustain its competitive advantage in cultivation and being unable to remain at the forefront of industry innovation, whether as a result of failed construction of the facilities or otherwise, Flowr not being able to meet demand or fulfill purchase orders, which could materially impact revenues and its relationships with purchasers, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company's business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr's products to be high quality, the inability of Flowr's products to appeal to the adult-use recreational market and address specific patient needs in the medicinal market, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any del ay in such supply, Flowr's securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr's products to treat certain conditions, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr's products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr's filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.